February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Irene Paik
Mr. Joseph McCann
Ms. Christine Torney
Ms. Angela Connell

RE:	Avedro, Inc.
Registration Statement on Form S-1
File No. 333-229306

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Avedro, Inc. (the “Registrant”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 13, 2018, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,542 copies of the Preliminary Prospectus of the Registrant, dated February 4, 2019, from February 4, 2019 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED J.P. MORGAN SECURITIES LLC As Representatives of the several Underwriters MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong Title: Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Executive Director

[Signature Page to Acceleration Request]